[redacted]

11022284

SECU… COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48389

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (Date) AND ENDING December 31, 2010 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kempen & Co. U.S.A., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Third Avenue, 17th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McGowan — 212-376-0139 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John McGowan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kempen & Co. U.S.A., Inc. as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

2/7/2011

02/07/11

Notary Public

LERAI MEEK
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN BRONX COUNTY
NO. 01ME6202198
MY COMMISSION EXPIRES 03-09-2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KEMPEN & CO. U.S.A., INC.

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Kempen & Co. U.S.A., Inc.

We have audited the accompanying statement of financial condition of Kempen & Co. U.S.A., Inc. as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kempen & Co. U.S.A., Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analyses and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 7, 2011

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

KEMPEN & CO. U.S.A., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS		
Cash and cash equivalents	$	1,994,438
Due from Parent		4,805,178
Due from customer		70,826
Fail to deliver		317,385
Property and equipment - at cost, net		54,454
Other assets		281,968
	$	7,524,249
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$	73,795
Fail to receive		70,826
Due to customer		317,385
		462,006
Commitments		
Stockholder's equity		
Capital stock - $0.01 par value; authorized 1,000 shares; 1,000 shares issued and outstanding		10
Additional paid-in capital		3,263,979
Retained earnings		3,798,254
		7,062,243
	$	7,524,249

See notes to financial statements.

KEMPEN & CO. U.S.A., INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2010

Revenues		
Revenue - Parent	$	2,851,372
Interest income		12,857
		2,864,229
Expenses		
Compensation and benefits		1,840,038
Occupancy and equipment, net of sublease income		161,379
Communications		193,472
Professional and consulting fees		125,692
Depreciation		10,355
Other operating expenses		384,658
		2,715,594
Income before income taxes		148,635
Income taxes		53,607
Net income	$	95,028

See notes to financial statements.

KEMPEN & CO. U.S.A., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2010

	Capital Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, January 1, 2010	1,000	$ 10	$ 3,263,979	$ 3,703,226	$ 6,967,215
Net income	-	-	-	95,028	95,028
Balance, December 31, 2010	1,000	$ 10	$ 3,263,979	$ 3,798,254	$ 7,062,243

See notes to financial statements.

KEMPEN & CO. U.S.A., INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities		
Net income	$	95,028
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation		10,355
Changes in assets and liabilities		
Due from Parent		(1,986,886)
Due from customer		(70,826)
Due to customer		100,005
Other assets		(140,698)
Fail to deliver		(100,005)
Fail to receive		70,826
Accounts payable, accrued expenses and other liabilities		44,309
Net cash used in operating activities		(1,977,892)
Cash flows from investing activities		
Acquisition of property and equipment		(54,980)
Net decrease in cash and cash equivalents		(2,032,872)
Cash and cash equivalents, beginning of year		4,027,310
Cash and cash equivalents, end of year	$	1,994,438
Supplemental cash flow disclosures		
Income taxes paid	$	24,296

See notes to financial statements.

KEMPEN & CO. U.S.A., INC.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Kempen & Co. U.S.A., Inc. (the "Company"), is a wholly-owned subsidiary of Kempen & Co. N.V. (the "Parent") which is based in Amsterdam. The Company is a securities broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes all trades with its Parent and uses its Parent's facilities to clear such trades. Trades are settled on a delivery versus payment basis. The Parent produces research on approximately 75 large, mid, and small cap companies located in Belgium, Luxembourg and Netherlands comprising a wide range of sectors. The Parent also provides property research into approximately 50 European real estate companies in more than 11 European countries. On behalf of the Parent, the Company sells research products to its customers, acquires new clients and organizes corporate road shows to large institutional investors within the United States to facilitate their investment decisions.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash

The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less and all money market accounts.

Revenue Recognition

The Company is remunerated for its activities based upon a cost plus mark-up percentage, which is established by an independent transfer pricing study. Revenue is recognized based upon the expenses incurred during the period, marked-up by 5% for the year ended December 31, 2010.

Depreciation

Property and equipment are depreciated on a straight-line basis over their estimated useful lives.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

Subsequent Events

These financial statements were approved by management and available for issuance on February 7, 2011. Management has evaluated subsequent events through this date.

2 - PROPERTY AND EQUIPMENT, AT COST

Property and equipment consist of the following:

Office equipment	$ 26,031
Furniture and fixtures	28,951
	54,982
Less - Accumulated depreciation	528
	$ 54,454

3 - RELATED PARTY TRANSACTIONS

The Company's revenue is derived from the Parent for services provided to institutional investors in their sales district based upon a cost-plus transfer pricing study. The revenue is recorded at the Company's pretax expenses plus a markup percentage of 5% for the year ended December 31, 2010.

Due from Parent arises from the recording of revenue described above less the allocation of certain direct expenses from the Parent. The balance at December 31, 2010 is comprised of cash held in a bank account at an affiliate of the Parent totaling $4,549,601 and the remaining balance of $255,577 represents the current commissions receivable.

The Company has recorded $61,965 in expenses allocated from the Parent relating to the use of the securities trading platform which is reflected in other operating expenses.

4 - INCOME TAXES

The Company provides for Federal and state income taxes in accordance with current rates applied to accounting income before income taxes. Federal, state and local income tax returns for years prior to 2007 are no longer subject to examination by tax authorities. The provision for income taxes is as follows:

Current - Federal	$ 26,549
Current - State and city	27,058
	$ 53,607

There were no differences in 2010 giving rise to deferred income taxes.

5 - PROFIT-SHARING PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company match during 2010 is equal to 100% of the matched employee contributions that are not in excess of 10% of employee compensation. The aggregate contributions to the plan for the year ended December 31, 2010 were approximately $59,000.

6 - COMMITMENTS

During 2010, the Company leased office space under a non-cancelable lease, which expired on June 30, 2010. On November 26, 2010 the Company entered into a non-cancelable lease at its new office location, which expires on November 26, 2017. The lease requires monthly lease payments of $18,979 and stipulates a 2% escalation of annual rent on each anniversary of the lease commencement date and an additional 6% increase on the fourth anniversary. Deferred rent relating to the new lease for the year ended December 31, 2010 was approximately $15,000 and is included in accounts payable, accrued expenses and other liabilities. Additionally the Company has entered into a letter of credit agreement in the amount of $171,000 for the security deposit associated with the new lease, which is included in other assets. The letter of credit will be extended for one year increments on August 30, 2011.

6 - COMMITMENTS (Continued)

The future minimum rental payments are as follows:

Year Ending December 31,	
2011	$ 209,000
2012	194,000
2013	237,000
2014	243,000
2015	262,000
Thereafter	518,000
	$ 1,663,000

Gross rent expense was approximately $278,000 for the year ended December 31, 2010, net of $133,000 of sublease income from a subtenant on a month to month basis. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes and operating expenses.

The Company sublets a portion of its office space to a subtenant on a monthly basis. Sublease income is equal to one half of rent expense during that month.

7 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2010, the Company had net capital of $1,920,643, which exceeded requirements by $1,820,643. The ratio of aggregate indebtedness to net capital was 0.24 to 1.

8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company may execute, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (Continued)

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2010

KEMPEN & CO. U.S.A., INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

Computation of net capital		
Total stockholder's equity	$	7,062,243
Less - Non-allowable assets		
Due from parent		(4,805,178)
Fixed assets		(54,454)
Other assets		(281,968)
Net capital	$	1,920,643
Computation of aggregate indebtedness		
Accounts payable, accrued expenses and other liabilities	$	462,006
Aggregate indebtedness	$	462,006
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	30,800
Minimum dollar per capital requirements		100,000
Minimum net capital requirements (greater of minimum net capital or dollar requirement)	$	100,000
Excess net capital	$	1,820,643
Excess net capital at 1000 percent	$	1,874,442
Ratio: aggregate indebtedness to net capital		0.24 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010)		
Net capital, as reported in Company's Part II (unaudited) Focus report.	$	1,908,741
Increases (decreases) resulting from December 31, 2010 audit adjustments, net		11,902
Net capital, as included in this report	$	1,920,643

KEMPEN & CO. U.S.A., INC.

SCHEDULE II

STATEMENT REGARDING SEC RULE 15c3-3

DECEMBER 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
Kempen & Co. U.S.A., Inc.

In planning and performing our audit of the financial statements of Kempen & Co. U.S.A., Inc. (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
February 7, 2011

KEMPEN & CO. U.S.A., INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-48389

YEAR ENDED DECEMBER 31, 2010

AND

INDEPENDENT AUDITORS' REPORT

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

KEMPEN & CO. U.S.A., INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-48389

YEAR ENDED DECEMBER 31, 2010

AND

INDEPENDENT AUDITORS' REPORT